Exhibit 99.1

Interim Report
for the quarter ended March 31, 2020

Also available at www.cnhindustrial.com

CNH Industrial N.V.
Corporate Seat: Amsterdam, the Netherlands
Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom
Share Capital: €17,608,744.72 (as of March 31, 2020)
Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS AND
AUDITOR

BOARD OF DIRECTORS Chair and Acting Chief Executive Officer(a) Suzanne Heywood	INDEPENDENT AUDITOR Ernst & Young Accountants LLP
Directors(b)
Leo W. Houle(2)(3)(*)
Howard W. Buffett(2)(3)(**)(c)
Nelda J. Connors(1)(**)(c)
Tufan Erginbilgic(2)(3)(**)(c)
John Lanaway(1)(**)
Alessandro Nasi(2)(3)
Lorenzo Simonelli(1)(**)
Vagn Sørensen(1)(**)(c)
Jacqueline A. Tammenoms Bakker(2)(3)(**)
Jacques Theurillat(1)(**)
(1) Member of the Audit Committee
(2) Member of the Governance and Sustainability Committee
(3) Member of the Compensation Committee
(*) Independent Director and Senior Non-Executive Director
(**) Independent Director
(a) Mr. Hubertus Mühlhäuser Chief Executive Officer and member of the Board until March 22, 2020.
(b) Ms. Silke C. Scheiber member of the Board until April 16, 2020.
Mr. Howard W. Buffett, Ms. Nelda J. Connors, Mr. Tufan Erginbilgic and Mr. Vagn Sørensen members of the Board since April 16, 2020.
(c)  Member of the relevant Committee/s since April 16, 2020.
Disclaimer
All statements other than statements of historical fact contained in this filing, including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 outbreak, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; further developments of the COVID-19 pandemic not only on our operations, supply chains, distribution network, and level of demands of our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the planned spin-off of the Company's On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2019, prepared in accordance with EU-IFRS and in its annual report on Form 20-F for the year ended December 31, 2019, prepared in accordance with U.S. GAAP, as well as in the CNH Industrial N.V. Quarterly Reports for the three months ended March 31, 2020 (prepared respectively in accordance with EU-IFRS and U.S. GAAP).
Board of Directors and Auditor 2

Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above mentioned documents, in addition to the information presented here.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.
Board of Directors and Auditor 3

INTERIM MANAGEMENT REPORT
(Unaudited)

GENERAL
CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is incorporated under the laws of, the Netherlands and has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its subsidiaries.
CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Interim Condensed Consolidated Financial Statements.
Financial information included in this Interim Report has been prepared in accordance with EU-IFRS. This Interim Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
▪Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brands dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brands dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
▪North America: United States, Canada and Mexico;
▪Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans;
▪South America: Central and South America, and the Caribbean Islands; and
▪Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East.
This Interim Report is unaudited.

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Alternative performance measures (or “Non-GAAP financial measures”)
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the readers' ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.
Our non-GAAP financial measures are defined as follows:
▪Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
▪Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).
▪Adjusted EBIT under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items.
▪Adjusted EBITDA under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).
▪Adjusted Net Income (Loss) under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss), less restructuring charges and non-recurring items, after tax.
▪Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.
▪Net Debt and Net Debt of Industrial Activities under EU-IFRS: Net Debt is defined as total Debt plus Other financial liabilities, net of Cash and cash equivalents, Current securities, Other financial assets and other current financial assets. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
▪Net Debt and Net Debt of Industrial Activities under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Debt under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets and derivative hedging debt.
▪Free Cash Flow of Industrial Activities under EU-IFRS: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in property, plant and equipment and intangible assets; as well as other changes and intersegment eliminations.
▪Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under U.S. GAAP: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
▪Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.
▪Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

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RESULTS OF OPERATIONS
Introduction
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.
COVID-19 Update
During the first quarter of 2020, the continued outbreak of COVID-19 or “Coronavirus” started to impact CNH Industrial’s end-markets and operations.
As the COVID-19 pandemic continues to spread and significantly impact various markets and industries around the world, the CNH Industrial's business efforts and business plans have focused on four areas:
▪the health and well-being of its employees;
▪the continuity of its business from a liquidity, cost management and market presence perspective;
▪the strength of its dealer network and its supplier base;
▪supporting its customers and the communities in which it operates.
With respect to liquidity for the quarter, CNH Industrial took several actions to bolster its financial condition and has in place contingency plans to reduce costs while supporting business operations though the COVID-19 pandemic. These actions included:
▪withdrew the dividend distribution previously proposed for payment on May 5, 2020;
▪implemented several initiatives to conserve cash and optimize profitability, including limiting discretionary spending, temporarily furloughing employees, eliminating non-essential travel, delaying or reducing hiring activities and deferring certain discretionary operating expenditures.
CNH Industrial completed the quarter ended March 31, 2020 with over $9.9 billion in liquidity available.
As announced during the quarter, the Company temporarily suspended the majority of its manufacturing operations in Europe and North and South America.
During the quarter, CNH Industrial continued to ensure that most parts depots, service facilities and dealerships remained operational. This decision was taken considering the vital nature to society of the sectors in which the Company operates, especially in emergency situations: agricultural and construction machinery, the transport of goods and people, fire fighting vehicles and those dedicated to public safety.
On April 27, the Company began to restart some of its industrial facilities in Europe within the constraints of applicable emergency regulations. As of May 5, more than two thirds of the Company’s 67 plants are to varying degrees, operational. On a regional basis, more than 75% of production sites in Europe and some 60% in North America, in South America and in the Rest of the World are already, to varying degrees, operational. The Company plans to return to full operation at most sites by the end of May.
CNH Industrial is currently evaluating actions to reduce costs and protect its financial position, its liquidity and capital structure, and its ratings. Specifically these measures include continued elimination of discretionary operating expenses where possible, accessing public financial support measures enacted as a response to the global pandemic, reducing capital expenditures and tightly managing inventories. Additionally, in the second quarter of 2020 senior management, including our Acting Chief Executive Officer, the entire Board of Directors and almost 900 members of our management team, have agreed to reduce their compensation temporarily.
Planned Spin-off of On-Highway Business
The Company has confirmed its intention to separate its "On-Highway" (commercial vehicles and powertrain) and "Off-Highway" (agriculture, construction and specialty vehicles) businesses. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in "On-Highway" to CNH Industrial N.V. shareholders. The spin-off was expected to be completed in early 2021, subject to approval at an Extraordinary General Meeting of shareholders. However, as a consequence of the current negative market conditions due to the COVID-19 pandemic, the original timeline will be extended.
CNH Industrial did not classify the business that will be separated as asset held for distribution at March 31, 2020. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the structure,
Interim Management Report 6

organization, terms, financing aspects and timeline of the transaction had not yet been finalized and will be subject to final approval by the Extraordinary General Meeting of CNH Industrial N.V.'s shareholders.

Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019
Consolidated Results of Operations(*)

	Three Months Ended March 31, 2020			Three months ended March 31, 2019
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	5,450	4,992	488	6,434	6,003	472
Cost of sales	4,729	4,420	339	5,165	4,900	306
Selling, general and administrative costs	502	463	39	533	492	41
Research and development costs	248	248	—	274	274	—
Result from investments	—	(8)	8	4	(4)	8
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	5	5	—	6	6	—
Other income/(expenses)	(46)	(49)	3	(24)	(22)	(2)
Financial income/(expenses)	(54)	(54)	—	(72)	(72)	—
PROFIT/(LOSS) BEFORE TAXES	(134)	(255)	121	364	233	131
Income tax (expense)	35	67	(32)	(93)	(59)	(34)
PROFIT/(LOSS) FOR THE PERIOD	(99)	(188)	89	271	174	97
Result from intersegment investments(**)	—	89	—	—	97	—
PROFIT/(LOSS) FOR THE PERIOD	(99)	(99)	89	271	271	97
Notes:
(*) Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**) Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.

Net revenues
Net revenues were $5,450 million in the three months ended March 31, 2020, a decrease of 15.3% (down 11.6% on a constant currency basis) compared to the three months ended March 31, 2019. Net revenues of Industrial Activities were $4,992 million in the three months ended March 31, 2020, a decrease of 16.8% (down 13.2% on a constant currency basis) compared to the prior period, due to the adverse COVID-19 impact on market conditions across all regions, coupled with previously announced actions to reduce dealer inventory levels.
Cost of sales
Cost of sales were $4,729 million for the three months ended March 31, 2020 compared with $5,165 million for the three months ended March 31, 2019. As a percentage of net revenues of Industrial Activities, cost of sales was 88.5% in the three months ended March 31, 2020 (81.6% for the three months ended March 31, 2019).
Selling, general and administrative costs
Selling, general and administrative costs were $502 million during the three months ended March 31, 2020 (9.2% of net revenues), down $31 million compared to the three months ended March 31, 2019 (8.3% of net revenues).
Research and development costs
In the three months ended March 31, 2020, research and development costs were $248 million ($274 million in the three months ended March 31, 2019) and included all the research and development costs not recognize as assets in the period amounting to $139 million ($161 million in the three months ended March 31, 2019) and the amortization of capitalized development costs of $109 million ($111 million in the three months ended March 31, 2019). In the three months ended March 31, 2019, it also included $2 million of impairment losses. During the three months ended March 31, 2020, CNH Industrial capitalized new expenditures for development costs for $78 million ($89 million in the three months ended March 31, 2019). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.

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Result from investments
Result from investments was nil in the three months ended March 31, 2020 (net gain of $4 million for the three months ended March 31, 2019).
Restructuring costs
Restructuring costs for the three months ended March 31, 2020 were $5 million compared to $6 million for the three months ended March 31, 2019.
Other income/(expenses)
Other expenses were $46 million for the three months ended March 31, 2020 compared to $24 million in the three months ended March 31, 2019.
Financial income/(expenses)
Net financial expenses were $54 million for the three months ended March 31, 2020 compared to $72 million for the three months ended March 31, 2019. The decrease was primarily attributable to a lower negative foreign exchange impact.
Income tax (expense)

	Three Months Ended March 31,
($ million)	2020	2019
Profit (loss) before taxes	(134)	364
Income tax (expense)	35	(93)
Effective tax rate	26.1%	25.5%
Income taxes for the three months ended March 31, 2020 were a benefit of $35 million, based on CNH Industrial's loss before taxes of $134 million, compared to an income tax expense of $93 million for the three months ended March 31, 2019. The effective tax rates for the three months ended March 31, 2020 and 2019 were 26.1% and 25.5%, respectively. Excluding the impacts of restructuring in both periods, the impact of discrete charges relating to actions included in the "Transform2Win" strategy and certain minor discrete tax items in the three months ended March 31, 2020, income taxes for the first quarter of 2020 were a benefit of $32 million (effective tax rate of 26%), and income tax expense was $94 million (effective tax rate of 25%) in the first quarter of 2019.
Profit/(loss) for the period
Net loss was $99 million in the three months ended March 31, 2020 (net profit of $271 million in the three months ended March 31, 2019).

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Industrial Activities Performance
The following tables show net revenues, Adjusted EBIT and Adjusted EBITDA by segment. Also included is a discussion of results by Industrial Activities and each business segment.
Net revenues by segment

	Three Months Ended March 31,
($ million)	2020	2019	% change	% change excl. FX
Agriculture	2,243	2,490	-9.9	-5.8
Construction	422	640	-34.1	-31.8
Commercial and Specialty Vehicles	2,021	2,411	-16.2	-12.3
Powertrain	753	1,033	-27.1	-23.6
Eliminations and Other	(447)	(571)	—	—
Total Net revenues of Industrial Activities	4,992	6,003	-16.8	-13.2
Financial Services	488	472	3.4	8.0
Eliminations and Other	(30)	(41)	—	—
Total Net revenues	5,450	6,434	-15.3	-11.6

Adjusted EBIT by segment

	Three Months Ended March 31,
($ million)	2020	2019	Change	2020 Adjusted EBIT margin	2019 Adjusted EBIT margin
Agriculture	16	180	-164	0.7%	7.2%
Construction	(83)	9	-92	(19.7)%	1.4%
Commercial and Specialty Vehicles	(66)	83	-149	(3.3)%	3.4%
Powertrain	13	91	-78	1.7%	8.8%
Unallocated items, eliminations and other	(69)	(52)	-17	—	—
Total Adjusted EBIT of Industrial Activities	(189)	311	-500	(3.8)%	5.2%
Financial Services	121	131	-10	24.8%	27.8%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBIT	(68)	442	-510	(1.2)%	6.9%

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Adjusted EBITDA by segment

	Three Months Ended March 31,
($ million)	2020	2019	Change	2020 Adjusted EBITDA margin	2019 Adjusted EBITDA margin
Agriculture	135	321	-186	6.0%	12.9%
Construction	(62)	36	-98	(14.7)%	5.6%
Commercial and Specialty Vehicles	110	263	-153	5.4%	10.9%
Powertrain	55	136	-81	7.3%	13.2%
Unallocated items, eliminations and other	(68)	(51)	-17	—	—
Total Adjusted EBITDA of Industrial Activities	170	705	-535	3.4%	11.7%
Financial Services	185	197	-12	37.9%	41.7%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBITDA	355	902	-547	6.5%	14.0%
Net revenues of Industrial Activities were $4,992 million during the three months ended March 31, 2020, down 16.8% compared to the three months ended March 31, 2019 (down 13.2% on a constant currency basis), due to adverse COVID-19 impact on market conditions across all regions, coupled with previously announced actions to reduce dealer inventory levels.
Adjusted EBIT of Industrial Activities was a loss of $189 million during the three months ended March 31, 2020, compared to adjusted EBIT of $311 million during the three months ended March 31, 2019, strongly impacted by industry demand disruptions in March, negative absorption caused by plant shutdowns, and the actions to lower inventory levels.
Adjusted EBITDA of Industrial Activities was $170 million during the three months ended March 31, 2020 compared to $705 million during the three months ended March 31, 2019.

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The following tables summarize the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the three months ended March 31, 2020 and 2019.

	Three Months Ended March 31, 2020
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						(188)	89	(99)
Add back:
Financial expenses						54	—	54
Income tax expense						(67)	32	(35)
Adjustments:
Restructuring costs	2	1	2	—	—	5	—	5
Other discrete items	—	—		—	7	7	—	7
Adjusted EBIT	16	(83)	(66)	13	(69)	(189)	121	(68)
Depreciation and amortization	119	21	111	42	1	294	1	295
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	65	—	—	65	63	128
Adjusted EBITDA	135	(62)	110	55	(68)	170	185	355
(1)For Industrial Activities, net income (loss) is net of “Results from intersegment investments”.

				Three Months Ended March 31, 2019
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						174	97	271
Add back:
Financial expenses						72	—	72
Income tax expense						59	34	93
Adjustments:
Restructuring costs	2	(1)	5	—	—	6	—	6
Adjusted EBIT	180	9	83	91	(52)	311	131	442
Depreciation and amortization	141	27	101	45	1	315	1	316
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	79	—	—	79	65	144
Adjusted EBITDA	321	36	263	136	(51)	705	197	902
(1)For Industrial Activities, net income (loss) is net of “Results from intersegment investments”.

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Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:
Agriculture Net revenues – by geographic region:

	Three Months Ended March 31,
($ million)	2020	2019	% Change
North America	829	859	-3.5
Europe	783	932	-16.0
South America	289	344	-16.0
Rest of World	342	355	-3.7
Total	2,243	2,490	-9.9
Net revenues for Agriculture were $2,243 million in the three months ended March 31, 2020, down 9.9% compared to the three months ended March 31, 2019 (down 5.8% on a constant currency basis). The decrease was driven by lower industry volumes across all geographies and further deterioration linked to COVID-19 outbreak, coupled with actions to reduce dealer inventories in North America, partially offset by price realization performance across all regions.
For the first quarter of 2020, worldwide industry unit sales for tractors were down 15% compared to the first quarter of 2019, while worldwide industry sales for combines were down 11%. In North America, industry volumes in the over 140 horsepower (“hp”) tractor market sector were down 7% and combines were down 22%. Industry volumes for under 140 hp tractors in North America were down 9%. European markets were down 10% and down 20% for tractors and combines, respectively. In South America, the tractor market decreased 6% and the combine market was decreased 30%. Rest of World markets decreased 17% for tractors and 2% for combines.
Adjusted EBIT
Adjusted EBIT was $16 million in the three months ended March 31, 2020, a $164 million decrease compared to the three months ended March 31, 2019. Positive price realization, disciplined cost management and favorable purchasing performance were more than offset by lower wholesale volume and market and product mix, negative fixed cost absorption (primarily in Europe) due to plant shutdowns, higher product costs, and costs associated with product quality actions. Foreign exchange impact was negative, primarily from South America. Adjusted EBIT margin was 0.7% in the three months ended March 31, 2020 (7.2% in the three months ended March 31, 2019).
Construction
Net revenues
The following table shows Construction net revenues by geographic region for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:
Construction Net revenues – by geographic region:

	Three Months Ended March 31,
($ million)	2020	2019	% change
North America	170	303	-43.9
Europe	91	134	-32.1
South America	66	70	-5.7
Rest of World	95	133	-28.6
Total	422	640	-34.1

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Net revenues for Construction were $422 million in the three months ended March 31, 2020, down 34.1% compared to the three months ended March 31, 2019 (down 31.8% on a constant currency basis), as a result of deteriorating market conditions across all regions due to COVID-19 outbreak, particularly severe in the month of March in many key end-markets, including North America and Europe, combined with actions to reduce dealer inventory levels.
During the first quarter of 2020, Construction’s worldwide compact equipment industry sales were down 22% compared to the first quarter of 2019. Worldwide general equipment and road building and site equipment industry sales were down 36% and 28%, respectively.
Adjusted EBIT
Adjusted EBIT loss was $83 million, a $92 million decrease compared to the three months ended March 31, 2019 profit. Net pricing was impacted by retail program enhancements in response to COVID-19 impacted market conditions. Product cost was increased by negative fixed cost absorption due to plant shutdowns, and costs associated with continued quality improvement initiatives.
Commercial and Specialty Vehicles
Net revenues
The following table shows Commercial and Specialty Vehicles’ net revenues by geographic region for the three months ended March 31, 2020 compared to the three months ended March 31, 2019:
Commercial and Specialty Vehicles Net revenues – by geographic region:

	Three Months Ended March 31,
($ million)		2019	% change
North America	10	15	n.m.
Europe	1,631	1,966	-17.0
South America	121	138	-12.3
Rest of World	259	292	-11.3
Total	2,021	2,411	-16.2
n.m. - not meaningful.
Commercial and Specialty Vehicles’ net revenues were $2,021 million in the three months ended March 31, 2020, down 16.2% compared to the three months ended March 31, 2019 (down 12.3% on a constant currency basis), driven by market slowdown in Europe linked to COVID-19, with key markets for trucks significantly impacted in the month of March.
During the first quarter of 2020, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, decreased 19% compared to the same period in 2019. In Europe, the Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) decreased 14% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) decreased 27%. In South America, new truck registrations (GVW ≥3.5 tons) decreased 9% over the same period of 2019, with a decrease of 5% in Brazil and of 34% in Argentina. In Rest of World, new truck registrations decreased by 21%.
In the first quarter of 2020, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.8%, up 0.4% compared to the first quarter of 2019. Trucks' market share in South America in the first quarter of 2020 was 8.0%, up 0.1 p.p. compared to the first quarter of 2019.
Commercial and Specialty Vehicles delivered approximately 25,100 vehicles (including buses and specialty vehicles) in the first quarter of 2020, representing a 24% decrease from the same prior-year period. Volumes were 32% and 5% lower in LCV and M&H truck segments, respectively. Commercial and Specialty Vehicles’ deliveries were down 28%, 7% and 6% in Europe, in South America and in Rest of World, respectively.
In the first quarter of 2020, trucks’ ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.44. In the first quarter of 2020, truck order intake in Europe decreased 15% compared to the first quarter of 2019, with a decrease of 18% and 2% in LCV and in M&H, respectively.
Adjusted EBIT
Adjusted EBIT loss was $66 million in the three months ended March 31, 2020 ($83 million profit in the three months ended March 31, 2019) and was negatively impacted by the critical market conditions, particularly in Europe in the
Interim Management Report 13

month of March, generating lower volumes and higher product costs due to plant shutdowns, as well as by unfavorable foreign exchange impacts, partially offset by positive price realization.
Powertrain
Net revenues
Powertrain's net revenues were $753 million in the three months ended March 31, 2020, down 27.1% compared to the three months ended March 31, 2019 (down 23.6% on a constant currency basis), due to lower sales volume mainly in Europe and Rest of World as a consequence of COVID-19. Sales to external customers accounted for 44% of total net revenues (47% in the three months ended March 31, 2019), with 27% captive volume reduction, and a 33% non-captive volume reduction.
During the first quarter of 2020, Powertrain sold approximately 102,000 engines, a decrease of 30% compared to the first quarter of 2019. In terms of major customers, 32% of engine units were supplied to Commercial and Specialty Vehicles, 13% to Agriculture, 5% to Construction and the remaining 50% to external customers. Additionally, Powertrain delivered approximately 12,900 transmissions and 35,800 axles, a decrease of 26% and 24%, respectively, compared to the first quarter of 2019.
Adjusted EBIT
Adjusted EBIT was $13 million for the three months ended March 31, 2020, a $78 million decrease compared to the three months ended March 31, 2019, mainly due to unfavorable volume and mix, partially offset by positive price realization and product cost efficiencies. Adjusted EBIT margin was 1.7% in the three months ended March 31, 2020 (8.8% in the three months ended March 31, 2019).

Financial Services Performance
Net revenues
Financial Services' net revenues totaled $488 million in the three months ended March 31, 2020, an increase of 3.4% compared to the three months ended March 31, 2019 (up 8.0% on a constant currency basis), primarily due to higher used equipment sales in North America.
Net income
Net income of Financial Services was $89 million in the three months ended March 31, 2020, a decrease of $8 million compared to the three months ended March 31, 2019, primarily attributable to higher risk costs due to deteriorating market conditions driven by COVID-19 and the negative impact of currency translation.
In the first quarter of 2020, retail loan originations, including unconsolidated joint ventures, were $2.1 billion, down 0.1% billion compared to the first quarter of 2019 (flat on a constant currency basis). The managed portfolio, including unconsolidated joint ventures, was $24.7 billion as of March 31, 2020 (of which retail was 62% and wholesale 38%), down $1.4 billion compared to March 31, 2019. Excluding the impact of currency translation, the managed portfolio decreased $0.1 billion compared to the first quarter of 2019.

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CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At March 31, 2020			At December 31, 2019
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
ASSETS
Intangible assets:	5,395	5,254	141	5,522	5,376	146
Goodwill	2,525	2,399	126	2,548	2,418	130
Other intangible assets	2,870	2,855	15	2,974	2,958	16
Property, plant and equipment	5,354	5,350	4	5,769	5,765	4
Investments and other financial assets	683	3,089	246	707	3,257	244
Leased assets	1,797	47	1,750	1,857	51	1,806
Defined benefit plan assets	24	24	—	28	28	—
Deferred tax assets	777	719	161	806	746	176
Total Non-current assets	14,030	14,483	2,302	14,689	15,223	2,376
Inventories	7,405	7,261	144	7,065	6,890	175
Trade receivables	343	341	26	408	408	28
Receivables from financing activities	17,623	1,002	19,037	19,429	1,240	20,659
Current tax receivables	239	286	3	260	300	5
Other current assets	1,137	1,072	141	1,475	1,233	298
Other financial assets	221	154	84	73	34	47
Cash and cash equivalents	4,704	3,551	1,153	5,773	4,527	1,246
Total Current assets	31,672	13,667	20,588	34,483	14,632	22,458
Assets held for sale	9	9	—	10	10	—
TOTAL ASSETS	45,711	28,159	22,890	49,182	29,865	24,834
EQUITY AND LIABILITIES
Total Equity	7,314	7,314	2,654	7,863	7,863	2,791
Provisions:	4,435	4,389	46	4,787	4,731	56
Employee benefits	1,532	1,506	26	1,701	1,669	32
Other provisions	2,903	2,883	20	3,086	3,062	24
Debt:	24,054	7,286	19,184	25,413	7,063	20,820
Asset-backed financing	10,809	2	10,809	11,757	—	11,757
Other debt	13,245	7,284	8,375	13,656	7,063	9,063
Other financial liabilities	162	130	49	121	97	32
Trade payables	4,908	4,798	155	5,635	5,493	190
Tax liabilities	157	138	66	181	171	55
Deferred tax liabilities	260	79	285	274	103	287
Other current liabilities	4,421	4,025	451	4,908	4,344	603
Liabilities held for sale	—	—	—	—	—	—
Total Liabilities	38,397	20,845	20,236	41,319	22,002	22,043
TOTAL EQUITY AND LIABILITIES	45,711	28,159	22,890	49,182	29,865	24,834

Interim Management Report 15

LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging on a good access to funding, continues to maintain solid financial strength and liquidity.
Cash Flow Analysis
The following table presents the cash flows from operating, investing and financing activities by activity for the three months ended March 31, 2020 and 2019:

			Three months ended March 31,
			2020			2019
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		5,773	4,527	1,246	5,803	4,553	1,250
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
	Profit/(loss) for the period		(99)	(99)	89	271	271	97
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		295	294	1	316	315	1
	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		22	(76)	9	15	(79)	(3)
	Dividends received		6	46	—	—	7	—
	Change in provisions(*)		(179)	(172)	(7)	(243)	(237)	(6)
	Change in deferred income taxes		(41)	(42)	1	34	14	20
	Change in items due to buy-back commitments	(a)	(96)	(75)	(21)	(26)	(59)	33
	Change in operating lease items	(b)	50	(1)	51	(49)	5	(54)
	Change in working capital(*)		(1,190)	(1,214)	24	(971)	(994)	23
	TOTAL		(1,232)	(1,339)	147	(653)	(757)	111
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(142)	(142)	—	(168)	(166)	(2)
	Consolidated subsidiaries and other equity investments		(3)	(3)	—	—	(20)	—
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		5	5	—	—	—	—
	Net change in receivables from financing activities		698	19	679	—	(1)	1
	Other changes		104	488	(384)	62	(361)	423
	TOTAL		662	367	295	(106)	(548)	422
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and other financial assets/liabilities		(224)	215	(439)	(539)	72	(611)
	Capital increase		—	—	—	—	—	20
	Dividends paid		(1)	(1)	(40)	(1)	(1)	(7)
	Purchase of ownership interests in subsidiaries		(9)	(9)	—	—	—	—
	TOTAL		(234)	205	(479)	(540)	71	(598)
	Translation exchange differences		(265)	(209)	(56)	(45)	(44)	(1)
E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,069)	(976)	(93)	(1,344)	(1,278)	(66)
F)	CASH AND CASH EQUIVALENTS AT END OF PERIOD		4,704	3,551	1,153	4,459	3,275	1,184
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(a) Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.
(b) Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(*) Following the adoption of IFRIC Interpretation 23 from January 1, 2019, figures for the three months ended March 31, 2019 have been reclassified due to the change in classification for identified income tax-related risks that were previously recognized as a provision. Refer to paragraph “New standards and amendments effective from January 1, 2019” in the CNH Industrial Consolidated Financial Statements at December 31, 2019 for further details.
During the three months ended March 31, 2020, consolidated cash and cash equivalents decreased by $1,069 million primarily as a result of $1,190 million seasonal usage in working capital and the adverse impact of COVID-19. Cash and cash equivalents of Industrial Activities decreased by $976 million, while cash and cash equivalents of Financial Services decreased by $93 million.
Cash flows of Industrial Activities
Net cash used by operating activities was $1,339 million in the three months ended March 31, 2020, compared to $757 million used in the three months ended March 31, 2019. The increase in cash usage was primarily due to an increase in working capital mainly as a result of a decrease in payables (also due to the shutdown of European plants in March), partially offset by a lower increase in inventory.
Net cash generated by investing activities was $367 million in the three months ended March 31, 2020 compared to $548 million used in the three months ended March 31, 2019. The increase in cash generated was primarily due to an increase in net cash receipts related to intersegment receivables and payables included in item Other changes.
Net cash provided by financing activities was $205 million in the three months ended March 31, 2020 compared to $71 million provided in the three months ended March 31, 2019. The increase in cash provided by financing activities was primarily due to an increase in bank debt.
Cash flows of Financial Services
Net cash provided by operating activities was $147 million in the three months ended March 31, 2020 compared to $111 million provided in the three months ended March 31, 2019.
Net cash provided by investing activities was $295 million in the three months ended March 31, 2020 compared to $422 million provided the three months ended March 31, 2019, primarily reflecting a decrease in retail receivables from financing activities, partially offset by net cash paid related to intersegment payables and receivables included in Other changes.
Net cash used by financing activities was $479 million in the three months ended March 31, 2020 compared to $598 million used in the three months ended March 31, 2019. The decrease in cash used was primarily due to a decrease in debt.
Consolidated Debt
Our consolidated Debt as of March 31, 2020 and December 31, 2019, is as detailed in the following table:

	At March 31, 2020			At December 31, 2019
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	24,054	7,286	19,184	25,413	7,063	20,820
We believe that Net Debt, defined as total Debt plus Other financial liabilities, net of Cash and cash equivalents, Current securities, Other financial assets and other current financial assets (all as recorded in the consolidated statement of financial position), is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.
We provide a separate analysis of Net Debt for Industrial Activities and Net Debt for Financial Services to reflect the different cash flow management practices in the two activities. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial activities or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing Group legal entities, but do not, however, provide financing to third parties.

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The calculation of Net Debt as of March 31, 2020 and December 31, 2019 and the reconciliation of Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, to Net Debt, are shown below:

	At March 31, 2020			At December 31, 2019
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	24,054	5,795	18,259	25,413	5,731	19,682
Intersegment notes payable	—	1,491	925	—	1,332	1,138
Total Debt(1)	24,054	7,286	19,184	25,413	7,063	20,820
Less:
Cash and cash equivalents	4,704	3,551	1,153	5,773	4,527	1,246
Intersegment financial receivables	—	925	1,491	—	1,138	1,332
Other financial assets(2)	221	154	84	73	34	47
Other financial liabilities(2)	(162)	(130)	(49)	(121)	(97)	(32)
Other current financial assets	51	51	—	58	58	—
Net Debt (Cash)(3)	19,240	2,735	16,505	19,630	1,403	18,227
(1) As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under Intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,491 million and $1,332 million at March 31, 2020 and December 31, 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $925 million and $1,138 million at March 31, 2020 and December 31, 2019, respectively.
(2) Other financial assets and Other financial liabilities include, respectively, the positive and negative fair values of derivative financial instruments.
(3) The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $-566 million and $-194 million as of March 31, 2020 and December 31, 2019, respectively.

The decrease in Net Debt at March 31, 2020 compared to December 31, 2019 mainly reflects exchange rate differences. Excluding exchange differences effect ($1.0 billion), Net Debt increased by $0.6 billion, reflecting Industrial Free Cash Flow usage of $1.4 billion in the three months ended March 31, 2020, partially offset by a reduction in third party debt of Financial Services.
The following table shows the change in Net Debt of Industrial Activities for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
($ million)	2020	2019
Net (debt)/cash of Industrial Activities at beginning of period as reported	(1,403)	(639)
Impact of IFRS 16 adoption	—	(476)
Net (debt)/cash of Industrial Activities at beginning of period	(1,403)	(1,115)
Adjusted EBITDA of Industrial Activities	170	705
Cash interest and taxes	(79)	(142)
Changes in provisions and similar(1)	(216)	(326)
Change in working capital	(1,214)	(994)
Operating cash flow of Industrial Activities	(1,339)	(757)
Investments in property, plant and equipment, and intangible assets(2)	(142)	(166)
Other changes	83	(26)
Free Cash Flow of Industrial Activities	(1,398)	(949)
Capital increases and dividends	(10)	(1)
Currency translation differences and other	76	86
Change in Net debt of Industrial Activities	(1,332)	(864)
Net (debt)/cash of Industrial Activities at end of period	(2,735)	(1,979)
(1) Including other cash flow items related to operating lease and buy-back activities.
(2) Excluding assets sold under buy-back commitments and assets under operating leases.

Interim Management Report 18

For the three months ended March 31, 2020, the Free Cash Flow of Industrial Activities was a usage of $1,398 million, primarily due to seasonal working capital buildup and the adverse impact of COVID-19.
The reconciliation of Free Cash Flow of Industrial Activities to Net cash provided by (used in) Operating Activities, the EU-IFRS financial measure that we believe to be most directly comparable, for the three months ended March 31, 2020 and 2019, is shown below:

	Three months ended March 31,
($ million)	2020	2019
Net cash provided by (used in) Operating Activities	(1,232)	(653)
Net cash (provided by) used in Operating Activities of Financial Services	(147)	(111)
Intersegment eliminations	40	7
Operating cash flow of Industrial Activities	(1,339)	(757)
Investments in property, plant and equipment, and intangible assets of Industrial Activities	(142)	(166)
Other changes(1)	83	(26)
Free Cash Flow of Industrial Activities	(1,398)	(949)
(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaced an existing five-year €1.75 billion credit facility due to mature in 2021. As of February 28, 2020, CNH Industrial exercised the first of the two extension options. The facility is now due to mature in March 2025. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.2 billion at March 31, 2020 ($5.5 billion at December 31, 2019). Total committed secured facilities expiring after twelve months amounted to approximately $4.2 billion at March 31, 2020 ($4.1 billion at December 31, 2019), of which $0.9 billion was available at March 31, 2020 ($1.1 billion at December 31, 2019).
CNH Industrial will closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic may have on its operations. With the strong liquidity position at the end of March and the demonstrated access to the financial markets, CNH Industrial believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs during the COVID-19 pandemic.
Interim Management Report 19

RISKS AND UNCERTAINTIES
Except as discussed below, the Company believes that the risks and uncertainties identified at March 31, 2020 are in line with the main risks and uncertainties to which CNH Industrial N.V. and the Group are exposed and that the Company presented in its Annual Report at December 31, 2019 prepared in accordance with EU-IFRS, as well as those Risk Factors identified and discussed in Item 3.D of the Company’s annual report for 2019 on Form 20-F (which contains financial statements prepared in accordance with U.S. GAAP) filed with the SEC on March 3, 2020. Those risks and uncertainties should be read in conjunction with this Interim Report for the three months ended March 31, 2020, including its notes and disclosures.
Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.
The Company’s assessment of risks and uncertainties has changed since publication of the above mentioned annual reports with regard to the following risk.
The COVID-19 pandemic could materially adversely affect our business, financial condition, results of operations and/or liquidity
COVID-19 was identified in China in late 2019 and has spread globally. The rapid spread of the virus has had a material, dramatic, and almost immediate impact on public health and the macroeconomy. From an economic perspective, the virus has resulted in weaker demand and supply constraints and the implementation of numerous measures to try to contain the virus, such as travel bans, mandated shutdowns, border closures and other restrictions on the free movement of people and goods. These factors have impacted our workforce and operations as we temporarily closed the vast majority of our facilities.
Travel bans, border closures, other restrictions on the free movement of people and goods, and the introduction of social distancing measures in our facilities may affect our future ability to operate as well as the ability of our suppliers and distributors to operate. Further, any future closing of manufacturing facilities due to weaker demand or supply constraints, or similar limitations or restrictions for our suppliers, or the impact of the COVID-19 pandemic on our ability to execute business continuity plans, could have a material adverse effect on our business, financial position, results of operations, or liquidity. Moreover, the COVID-19 pandemic may materially adversely impact many of our customers, borrowers and other third parties and may affect their ability to fulfill their obligations to us in a timely manner. Depending on the duration and extent of the COVID-19 pandemic, the Company’s results of operations, financial condition and cash flows in 2020 may also be materially impacted by, among other things, restructuring actions, goodwill and other non-cash impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements with respect to vehicles in stock and residual value commitments, excess inventory, and difficulties in collecting financial receivables resulting in increased allowances for credit losses. The extent of the COVID-19 impact on our business, financial condition, results of operations, or liquidity, which could be material, will be determined by the duration of the COVID-19 pandemic, its geographic spread, business disruptions and overall impact on the global economy. We cannot at this time reasonably estimate or quantify the magnitude any resulting financial impact of the COVID-19 pandemic due to the uncertainty of the situation.
Disruption caused by business responses to the COVID-19 pandemic, including remote working arrangements, may create increased vulnerability to cybersecurity or data privacy incidents, including breaches of information technology and systems. Risks related to information technology and systems are described in our risk factor “A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability” in our “Risk Factors” in our Annual Report prepared in accordance with EU-IFRS for the year ended December 31, 2019.
The COVID-19 pandemic has also caused, and is likely to continue to cause, economic, market and other disruptions worldwide that could result in global or regional economic downturn or recession. Additionally, volatility in the global capital markets could increase the cost of capital and could adversely impact access to capital. Risks related to negative economic conditions are described in our risk factor titled "Global economic conditions impact our business" and “We are exposed to political, economic, trade and other risks beyond our control as a result of operating a global business” under “Risks Related to our Business, Strategy and Operations” in our “Risk Factors” in our Annual Report prepared in accordance with EU-IFRS for the year ended December 31, 2019.

Interim Management Report 20

2020 U.S. GAAP OUTLOOK
CNH Industrial manages its operations, assesses its performance and makes decisions about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, its full year guidance had been prepared under U.S. GAAP. However, in light of the significant deterioration of the macro-economic environment triggered by the global spread of the COVID-19 virus and the resulting market uncertainty, on March 30, 2020, CNH Industrial withdrew its financial outlook for 2020 presented on February 7, 2020.
The COVID-19 pandemic is likely to have a material impact on CNH Industrial’s future financial position, results of operations and liquidity. The extent of the impact cannot be reasonably estimated at this time, due to the rapid evolution and fluidity of the situation. The ultimate impact will also be determined by the duration of the pandemic, its geographic spread, business disruptions and the overall impact on the global economy. While this is expected to have a negative impact on the financial performance of CNH Industrial in 2020, the Company cannot quantify the magnitude and duration of such impact at this time.
In these circumstances, the Company is unable to provide useful guidance for the full year 2020. In addition, depending on the duration and extent of the pandemic, the Company’s results of operations, financial condition and cash flows in 2020 may also be significantly negatively impacted by, among other things, restructuring actions, non-cash asset impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements with respect to vehicles in stock and residual value commitments, excess inventory, difficulties in collecting financial receivables and consequent increased allowances for credit losses.

Interim Management Report 21

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At March 31, 2020
Interim Condensed Consolidated Financial Statements at March 31, 2020 22

CONDENSED CONSOLIDATED INCOME
STATEMENT
(Unaudited)

		Three months ended March 31,
($ million)	Note	2020	2019
Net revenues	(1)	5,450	6,434
Cost of sales	(2)	4,729	5,165
Selling, general and administrative costs	(3)	502	533
Research and development costs	(4)	248	274
Result from investments:	(5)	—	4
Share of the profit/(loss) of investees accounted for using the equity method		—	4
Gains/(losses) on the disposal of investments	(6)	—	—
Restructuring costs	(7)	5	6
Other income/(expenses)	(8)	(46)	(24)
Financial income/(expenses)	(9)	(54)	(72)
PROFIT/(LOSS) BEFORE TAXES		(134)	364
Income tax (expense)	(10)	35	(93)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		(99)	271
PROFIT/(LOSS) FOR THE PERIOD		(99)	271

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		(110)	264
Non-controlling interests		11	7

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(11)	(0.08)	0.19
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(11)	(0.08)	0.19

Interim Condensed Consolidated Financial Statements at March 31, 2020 23

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)

		Three months ended March 31,
($ million)	Note	2020	2019
PROFIT/(LOSS) FOR THE PERIOD (A)		(99)	271

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(21)	(2)	—
Net change in fair value of equity investments at fair value through other comprehensive income	(21)	3	—
Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(21)	(9)	—
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		(8)	—
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(21)	69	(43)
Exchange gains/(losses) on translating foreign operations	(21)	(484)	32
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	(21)	(3)
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(21)	(2)	7
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(438)	(7)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(446)	(7)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		(545)	264

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		(554)	255
Non-controlling interests		9	9

Interim Condensed Consolidated Financial Statements at March 31, 2020 24

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)

($ million)	Note	At March 31, 2020	At December 31, 2019
ASSETS
Intangible assets	(12)	5,395	5,522
Property, plant and equipment	(13)	5,354	5,769
Investments and other financial assets:	(14)	683	707
Investments accounted for using the equity method		526	550
Other investments and financial assets		157	157
Leased assets	(15)	1,797	1,857
Defined benefit plan assets		24	28
Deferred tax assets		777	806
Total Non-current assets		14,030	14,689
Inventories	(16)	7,405	7,065
Trade receivables	(17)	343	408
Receivables from financing activities	(17)	17,623	19,429
Current tax receivables	(17)	239	260
Other current assets	(17)	1,137	1,475
Other financial assets	(18)	221	73
Cash and cash equivalents	(19)	4,704	5,773
Total Current assets		31,672	34,483
Assets held for sale	(20)	9	10
TOTAL ASSETS		45,711	49,182

Interim Condensed Consolidated Financial Statements at March 31, 2020 25

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)
(CONTINUED)

($ million)	Note	At March 31, 2020	At December 31, 2019
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		7,267	7,819
Non-controlling interests		47	44
Total Equity	(21)	7,314	7,863
Provisions:		4,435	4,787
Employee benefits	(22)	1,532	1,701
Other provisions	(22)	2,903	3,086
Debt:	(23)	24,054	25,413
Asset-backed financing	(23)	10,809	11,757
Other debt	(23)	13,245	13,656
Other financial liabilities	(18)	162	121
Trade payables	(24)	4,908	5,635
Tax liabilities		157	181
Deferred tax liabilities		260	274
Other current liabilities	(25)	4,421	4,908
Liabilities held for sale		—	—
Total Liabilities		38,397	41,319
TOTAL EQUITY AND LIABILITIES		45,711	49,182

Interim Condensed Consolidated Financial Statements at March 31, 2020 26

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

($ million)	Note	Three months ended March 31, 2020	Three months ended March 31, 2019
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(19)	5,773	5,803
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		(99)	271
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		295	316
Other non-cash items		22	15
Dividends received		6	—
Change in provisions(*)		(179)	(243)
Change in deferred income taxes		(41)	34
Change in items due to buy-back commitments	(a)	(96)	(26)
Change in operating lease items	(b)	50	(49)
Change in working capital(*)		(1,190)	(971)
TOTAL		(1,232)	(653)
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(142)	(168)
Consolidated subsidiaries and other equity investments		(3)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		5	—
Net change in receivables from financing activities		698	—
Other changes		104	62
TOTAL		662	(106)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		—	679
Repayment of bonds		—	(621)
Issuance of other medium-term borrowings (net of repayment)		175	167
Net change in other financial payables and other financial assets/liabilities		(408)	(764)
Capital increase		—	—
Dividends paid		(1)	(1)
Purchase of ownership interests in subsidiaries		(9)	—
TOTAL		(234)	(540)
Translation exchange differences		(265)	(45)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,069)	(1,344)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(19)	4,704	4,459

(a)Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.
(b)Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(*) Following the adoption of IFRIC Interpretation 23 from January 1, 2019, figures for the three months ended March 31, 2019 have been reclassified due to the change in classification for identified income tax-related risks that were previously recognized as a provision. Refer to paragraph “New standards and amendments effective from January 1, 2019” in the CNH Industrial Consolidated Financial Statements at December 31, 2019 for further details.
Interim Condensed Consolidated Financial Statements at March 31, 2020 27

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2018	25	(128)	3,247	6,272	(17)	(1,414)	(375)	—	(167)	29	7,472

Changes in equity for the three months ended March 31, 2019
Dividends distributed	—	—	—		—	—	—	—	—	(1)	(1)
Common shares issued from treasury stock and capital increase for share-based compensation	—	6	(6)	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	9	—	—	—	—	—	—	—	9
Total comprehensive income/(loss) for the period	—	—	—	264	(36)	30		—	(3)	9	264
Other changes(1)	—	—	(1)	19	—	—	—	—	—	(2)	16
AT MARCH 31, 2019	25	(122)	3,249	6,555	(53)	(1,384)	(375)	—	(170)	35	7,760

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2019	25	(154)	3,240	6,935	(49)	(1,473)	(524)	(5)	(176)	44	7,863

Changes in equity for the three months ended March 31, 2020
Dividends distributed	—	—	—		—	—	—	—	—	(1)	(1)
Share-based compensation expense	—	—	5		—	—	—	—	—	—	5
Purchase of ownership interests in subsidiaries from non-controlling interests	—	—	(5)	—	—	—		—	—	(4)	(9)
Total comprehensive income/(loss) for the period	—	—	—	(110)	67	(482)	(10)	2	(21)	9	(545)
Other changes(1)	—	—	(2)	4	—	—	—	—	—	(1)	1
AT MARCH 31, 2020	25	(154)	3,238	6,829	18	(1,955)	(534)	(3)	(197)	47	7,314
(1) Other changes of Earnings reserves include the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.

Interim Condensed Consolidated Financial Statements at March 31, 2020 28

NOTES
(Unaudited)
CORPORATE INFORMATION
CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 27 “Segment reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
The Interim condensed consolidated financial statements at March 31, 2020 together with the notes thereto (the "Interim Condensed Consolidated Financial Statements”) were authorized for issuance on May 8, 2020 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 - Interim Financial Reporting, do not include all of the information and disclosures required for annual financial statements and should be read in conjunction with the audited CNH Industrial Consolidated Financial Statements at December 31, 2019, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2019”). The accounting standards and policies are consistent with those used at December 31, 2019, except as described in the following paragraph “New standards and amendments effective from January 1, 2020”.
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities. Due to the currently unforeseeable global consequences of the COVID-19 pandemic, these estimates and assumptions are subject to increased uncertainty. Due to the speed with which the COVID-19 situation is developing, actual results could differ materially from the estimates and assumptions used in preparation of the financial statements including, but not limited to, future cash flows associated with goodwill, intangible assets with indefinite and definite useful life, impairment tests of assets, determination of discount rates and other assumptions for pension and other post-employment benefit expense and income taxes. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. These Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group’s results of operations, financial position and cash flows. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2019 for a description of the significant estimates, judgments and assumptions of CNH Industrial.

Furthermore, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.
Interim Condensed Consolidated Financial Statements at March 31, 2020 29

Certain financial information in this Interim Consolidated Financial Statements has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
▪North America: United States, Canada and Mexico;
▪Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans;
▪South America: Central and South America, and the Caribbean Islands; and
▪Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East.
CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. These Interim Condensed Consolidated Financial Statements do not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management and Control System” section and Note 31 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2019, as well as those discussed in Note 17 “Current receivables and Other current assets”.
These Interim Condensed Consolidated Financial Statements are prepared using the U.S. dollar as presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro. The U.S. dollar presentation currency was elected to be used in order to improve comparability with main competitors, mainly in agricultural equipment and construction equipment businesses, and to provide more meaningful information to U.S. investors.

Format of the financial statements
CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.
For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Legal entities carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.
The statement of cash flows is presented using the indirect method.
New standards and amendments effective from January 1, 2020
▪On September 29, 2019, the IASB issued Interest Rate Benchmark Reform (amendments to IFRS 9, IAS 39 and IFRS 7), which modifies some specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by the Interbank Offered Rates (IBOR) reform, allowing the hedge accounting to be continued as if the reference rates on which the hedged item and hedging instrument are based were not changed by the reform. Furthermore, the amendments require to provide additional information to investors about hedging relationships directly affected by the uncertainties caused by the reform. The amendments are effective from January 1, 2020. The adoption of these amendments did not have any material impact on these Interim Condensed Consolidated Financial Statements.
▪On October 31, 2018, the IASB clarified the definition of "material" and how it should be applied by amending IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective from January 1, 2020, with earlier application permitted. The adoption of these amendments did not have any material impact on these Interim Condensed Consolidated Financial Statements.
▪On October 22, 2018, the IASB issued narrow-scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments shall be applied to acquisitions that occur on or after January 1, 2020 with earlier application permitted. The adoption of these amendments did not have any material impact on these Interim Condensed Consolidated Financial Statements.

Interim Condensed Consolidated Financial Statements at March 31, 2020 30

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group
See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2019, for a description of other new standards not yet effective and not adopted as of March 31, 2020.

SCOPE OF CONSOLIDATION
Planned spin-off of On-Highway business
The Company has confirmed its intention to separate its "On-Highway" (commercial vehicles and powertrain) and "Off-Highway" (agriculture, construction and specialty vehicles) businesses. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in "On-Highway" to CNH Industrial N.V. shareholders. The spin-off was expected to be completed in early 2021, subject to approval at an Extraordinary General Meeting of shareholders. However, as a consequence of the current negative market conditions due to the COVID-19 pandemic, the original timeline will be extended.
CNH Industrial did not classify the business that will be separated as asset held for distribution at March 31, 2020. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the structure, organization, terms, financing aspects and timeline of the transaction had not yet been finalized and will be subject to final approval by the Extraordinary General Meeting of CNH Industrial N.V.'s shareholders.

BUSINESS COMBINATIONS
There were no significant business combinations in the three months ended March 31, 2020 and 2019.

Interim Condensed Consolidated Financial Statements at March 31, 2020 31

COMPOSITION AND PRINCIPAL CHANGES

1. Net revenues
The following table summarizes Net revenues for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
($ million)	2020	2019
Agriculture	2,243	2,490
Construction	422	640
Commercial and Specialty Vehicles	2,021	2,411
Powertrain	753	1,033
Eliminations and Other	(447)	(571)
Total Industrial Activities	4,992	6,003
Financial Services	488	472
Eliminations and Other	(30)	(41)
Total Net revenues	5,450	6,434
The following table disaggregates Net revenues by major source for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
($ million)	2020	2019
Revenues from:
Sales of goods	4,754	5,754
Rendering of services and other revenues	156	145
Rents and other income on assets sold with a buy-back commitment	82	104
Revenues from sales of goods and services	4,992	6,003
Finance and interest income	263	268
Rents and other income on operating lease	195	163
Total Net Revenues	5,450	6,434
During the three months ended March 31, 2020 and 2019, revenues included $145 million and $163 million, respectively, relating to contract liabilities outstanding at the beginning of each period. Refer to Note 25 "Other current liabilities" for additional details on contract liabilities.
As of March 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1.8 billion ($2.0 billion as of December 31, 2019). CNH Industrial expects to recognize revenue on approximately 39% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 39% and 84% as of December 31, 2019), with the remaining recognized thereafter.
2. Cost of sales
The following summarizes the main components of Cost of sales:

	Three months ended March 31,
($ million)	2020	2019
Interest cost and other financial charges from Financial Services	132	122
Other costs of sales	4,597	5,043
Total Cost of sales	4,729	5,165

Interim Condensed Consolidated Financial Statements at March 31, 2020 32

3. Selling, general and administrative costs
Selling, general and administrative costs amounted to $502 million in the three months ended March 31, 2020, compared to $533 million recorded in the three months ended March 31, 2019.
4. Research and development costs
In the three months ended March 31, 2020, research and development costs were $248 million ($274 million in the three months ended March 31, 2019) and included all the research and development costs not recognized as assets in the period amounting to $139 million ($161 million in the three months ended March 31, 2019) and the amortization of capitalized development costs of $109 million ($111 million in the three months ended March 31, 2019). In the three months ended March 31, 2019, it also included $2 million of impairment losses. During the three months ended March 31, 2020, the Group capitalized new development costs of $78 million ($89 million in the three months ended March 31, 2019).
5. Result from investments
This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses, accruals to the investment provision, and dividend income. In the three months ended March 31, 2020, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method was nil (a gain of $4 million in the three months ended March 31, 2019).
6. Gains/(losses) on the disposal of investments
The net balance of this item was nil in both the three months ended March 31, 2020 and 2019.
7. Restructuring costs
CNH Industrial incurred restructuring costs of $5 million and $6 million during the three months ended March 31, 2020 and 2019, respectively.
8. Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services. This item amounted to other expenses of $46 million and $24 million in the three months ended March 31, 2020 and 2019, respectively.
Interim Condensed Consolidated Financial Statements at March 31, 2020 33

9. Financial income/(expenses)
In addition to the items forming part of the specific lines of the condensed consolidated income statement, the following analysis of Net financial income/(expenses) in the three months ended March 31, 2020 and 2019 also takes into account the Interest income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $222 million and $205 million in the three months ended March 31, 2020 and 2019, respectively, and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following table) included in Cost of sales for $132 million and $122 million in the three months ended March 31, 2020 and 2019, respectively.
A reconciliation to the condensed consolidated income statement is provided under the following table.

	Three months ended March 31,
($ million)	2020	2019
Financial income:
Interest earned and other financial income	9	18
Interest income from customers and other financial income of Financial Services	222	205
Total financial income	231	223
of which:
Financial income, excluding Financial Services (a)	9	18

Interest and other financial expenses:
Interest cost and other financial expenses	158	164
Write-downs of financial assets at amortized cost	18	5
Interest costs on employee benefits	4	6
Total interest and other financial expenses	180	175
Net (income)/expenses from derivative financial instruments at fair value through profit or loss	(153)	(43)
Exchange rate differences from derivative financial instruments	168	80
Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	195	212
of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	63	90

Net financial income/(expenses) excluding Financial Services (a) - (b)	(54)	(72)

10. Income taxes
Income taxes recognized in the condensed consolidated income statement consist of the following:

	Three months ended March 31,
($ million)	2020	2019
Current taxes	(3)	(63)
Deferred taxes	29	(34)
Taxes relating to prior periods	9	4
Total Income tax (expense)	35	(93)
The effective tax rates for the three months ended March 31, 2020 and 2019 were 26.1% and 25.5%, respectively. In the three months ended March 31, 2020, income taxes were a benefit of $35 million primarily caused by CNH Industrial reporting a loss before taxes during the period of $134 million.
As in all financial reporting periods, CNH Industrial evaluated the realizability of its various deferred tax assets, which relate to multiple tax jurisdictions in all regions of the world. While no changes occurred during the three months ended March 31, 2020, given the economic impact of the COVID-19 pandemic, it is possible such changes could occur within
Interim Condensed Consolidated Financial Statements at March 31, 2020 34

the next twelve months, with those changes potentially having a material impact on CNH Industrial’s results of operations.
CNH Industrial is subject to income taxes and, therefore, routinely encounters income tax audits in many tax jurisdictions of the world. As various ongoing audits are concluded, or as the statutes of limitations associated with multiple income tax jurisdictions expire, it is possible the Company’s amount of unrecognized tax benefits will change during the next twelve months. CNH Industrial does not, however, anticipate those changes will have a material impact on its results of operations, balance sheet, or cash flows.
11. Earnings per share
Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive potential common shares.
Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 21 “Equity”.
A reconciliation of basic and diluted earnings/(loss) per share is as follows:

		Three months ended March 31,
		2020	2019
Basic:
Profit/(loss) attributable to the owners of the parent	$ million	(110)	264
Weighted average common shares outstanding – basic	million	1,350	1,354
Basic earnings/(loss) per common share		$(0.08)	0.19

Diluted:
Profit/(loss) attributable to the owners of the parent	$ million	(110)	264
Weighted average common shares outstanding – basic	million	1,350	1,354
Effect of dilutive potential common shares (when dilutive):
Stock compensation plans (a)	million	—	3
Weighted average common shares outstanding – diluted	million	1,350	1,357
Diluted earnings/(loss) per common share		$(0.08)	0.19
(a) For the three months ended March 31, 2019, 2.5 million shares (consisting of share grants) were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.

12. Intangible assets
Changes in the carrying amount of Intangible assets for the three months ended March 31, 2020 were as follows:

($ million)	Carrying amount at December 31, 2019	Additions	Amortization	Foreign exchange effects and other changes	Carrying amount at March 31, 2020
Goodwill	2,548	—	—	(23)	2,525
Development costs	2,260	78	(109)	(60)	2,169
Other	714	16	(22)	(7)	701
Total Intangible assets	5,522	94	(131)	(90)	5,395
Goodwill is allocated to the segments as follows: Agriculture for $1,763 million, Construction for $574 million, Commercial and Specialty Vehicles for $57 million, Powertrain for $5 million and Financial Services for $126 million.
Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently if a triggering event occurs. CNH Industrial performed its most recent annual impairment review as of December 31, 2019.
Interim Condensed Consolidated Financial Statements at March 31, 2020 35

At that date, the estimated recoverable amounts of the Agriculture and Financial Services cash-generating units significantly exceeded the carrying values. For the Construction cash-generating unit, instead, CNH Industrial had determined that the goodwill was at risk for impairment going forward should there be a deterioration of projected cash flows of the reporting unit as a result of the Company’s inability to successfully execute its plans to achieve future growth projections. Refer to Note 13 “Intangible Assets” of the CNH Industrial Consolidated Financial Statements at December 31, 2019 for further details.
In addition to the annual impairment test, CNH Industrial is required to regularly assess whether there is an indication that an asset may be impaired. In particular, during the first quarter of 2020, CNH Industrial considered whether a quantitative interim assessment of goodwill for impairment was required as a result of the significant economic disruption caused by the COVID-19 pandemic. Based on the internal and external sources of information considered, including the current and expected future economic and market conditions surrounding the COVID-19 pandemic and its impact on each of the cash-generating units, industry and market considerations, overall financial performance (both current and projected), as well as the amount by which the recoverable amount of CNH Industrial’s cash-generating units exceeded their respective carrying values at the date of the last quantitative assessment, CNH Industrial, as part of the qualitative assessment performed, determined these conditions did not indicate that the carrying value of its reporting units exceeded their recoverable amounts as of March 31, 2020 based on information available at this time. However, CNH Industrial is unable to predict how long the pandemic conditions will persist and continues to review its forecasts and various action plans to improve performance of all its segments. Delayed recovery or further deterioration in market conditions related to the general economy and the specific industries in which CNH Industrial operates, a sustained trend of weaker than anticipated financial performance within a cash-generating unit, and in particular with reference to the Construction cash-generating unit, or an increase in the market-based weighted average cost of capital, among other factors, could significantly impact the impairment analysis and may result in future goodwill impairment charges that, if incurred, could have a material adverse effect on CNH Industrial's financial condition and results of operations. CNH Industrial will continue to monitor its performance throughout 2020 to determine if an interim goodwill evaluation should be conducted.
13. Property, plant and equipment
Changes in the carrying amount of Property, plant and equipment for the three months ended March 31, 2020 were as follows:

($ million)	Carrying amount at December 31, 2019	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at March 31, 2020
Property, plant and equipment acquired	3,543	48	(132)	(150)	16	3,325
Right-of-use assets	448	16	(32)	(16)	—	416
Assets sold with a buy-back commitment	1,778	91	(64)	(52)	(140)	1,613
Total Property plant and equipment	5,769	155	(228)	(218)	(124)	5,354
At March 31, 2020, right-of-use assets refer primarily to lease contracts for: industrial buildings for $297 million ($319 million at December 31, 2019), plant, machinery and equipment for $35 million ($36 million at December 31, 2019), and other assets for $84 million ($93 million at December 31, 2019). For a description of the related lease liabilities, refer to Note 23 "Debt".
Short-term and low-value leases are not recorded in the statement of financial position; CNH Industrial recognizes lease expense ($5 million and $6 million in the three months ended March 31, 2020 and 2019, respectively) in the income statement for these leases on a straight-line basis over the lease term.
14. Investments and other financial assets
Investments and other financial assets at March 31, 2020 and December 31, 2019 consisted of the following:

($ million)	At March 31, 2020	At December 31, 2019
Investments	642	661
Non-current financial receivables and other non-current securities	41	46
Total Investments and other financial assets	683	707

Interim Condensed Consolidated Financial Statements at March 31, 2020 36

Changes in Investments were as follows:

($ million)	At December 31, 2019	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Other changes	At March 31, 2020
Investments	661	—	4	(23)	642
Investments amounted to $642 million at March 31, 2020 ($661 million at December 31, 2019) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $116 million ($128 million at December 31, 2019), Nikola Corporation $108 million at March 31, 2020 ($108 million at December 31, 2019), Turk Traktor Ve Ziraat Makineleri A.S. $45 million ($51 million at December 31, 2019) and CNH Industrial Capital Europe S.a.S. $192 million ($190 million at December 31, 2019). The investment in Nikola Corporation was designated as at fair value through other comprehensive income.
Revaluations and write-downs primarily consist of adjustments for the result of the period to the carrying amount of investments accounted for using the equity method.
15. Leased assets
Leased assets primarily include equipment and vehicles leased to retail customers by Financial Services under operating lease arrangements. Such leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenues for non-lease components are accounted for separately.
Changes in the carrying amount of Leased assets for the three months ended March 31, 2020 were as follows:

($ million)	Carrying amount at December 31, 2019	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at March 31, 2020
Leased assets	1,857	165	(64)	(39)	(122)	1,797

16. Inventories
At March 31, 2020 and December 31, 2019, Inventories consisted of the following:

($ million)	At March 31, 2020	At December 31, 2019
Raw materials	1,507	1,330
Work-in-progress	745	611
Finished goods	5,153	5,124
Total Inventories	7,405	7,065
At March 31, 2020, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $464 million ($457 million at December 31, 2019).
17. Current receivables and Other current assets
A summary of Current receivables and Other current assets as of March 31, 2020 and December 31, 2019 is as follows:

($ million)	At March 31, 2020	At December 31, 2019
Trade receivables	343	408
Receivables from financing activities	17,623	19,429
Current tax receivables	239	260
Other current assets:
Other current receivables	989	1,334
Accrued income, prepaid expenses and other	148	141
Total Other current assets	1,137	1,475
Total Current receivables and Other current assets	19,342	21,572
Interim Condensed Consolidated Financial Statements at March 31, 2020 37

Receivables from financing activities
A summary of Receivables from financing activities as of March 31, 2020 and December 31, 2019 is as follows:

($ million)	At March 31, 2020	At December 31, 2019
Retail:
Retail financing	8,291	8,984
Finance leases	210	241
Total Retail	8,501	9,225

Wholesale:
Dealer financing	9,022	10,075
Total Wholesale	9,022	10,075

Other	100	129
Total Receivables from financing activities	17,623	19,429
CNH Industrial provides and administers financing for retail purchases of new and used equipment and vehicles sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Interest rates are set based on market factors and based on Euribor or the equivalent financial market rate (e.g. FHBR, Finance House Base Rate for U.K.). CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in the three months ended March 31, 2020 and 2019 relating to the termination of dealer contracts.
CNH Industrial manages its receivable portfolios using multiple factors, primarily past dues, historical loss experience, collateral value, outstanding balance and internal behavioral classifications.
Interim Condensed Consolidated Financial Statements at March 31, 2020 38

The aging of Receivables from financing activities as of March 31, 2020 and December 31, 2019 is as follows:

	At March 31, 2020
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	5,871	19	—	5,890	9	5,899
Europe	119	—	—	119	—	119
South America	1,725	9	1	1,735	14	1,749
Rest of World	723	7	2	732	2	734
Total Retail	8,438	35	3	8,476	25	8,501

Wholesale
North America	3,506	—	—	3,506	24	3,530
Europe	4,208	36	6	4,250	8	4,258
South America	650	1	—	651	40	691
Rest of World	528	8	1	537	6	543
Total Wholesale	8,892	45	7	8,944	78	9,022

	At December 31, 2019
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,132	24	4	6,160	9	6,169
Europe	137	—	—	137	—	137
South America	2,004	9	—	2,013	—	2,013
Rest of World	900	3	1	904	2	906
Total Retail	9,173	36	5	9,214	11	9,225

Wholesale
North America	3,641	—	—	3,641	26	3,667
Europe	4,856	24	9	4,889	7	4,896
South America	824	2	—	826	56	882
Rest of World	616	5	3	624	6	630
Total Wholesale	9,937	31	12	9,980	95	10,075
There is not a disproportionate concentration of credit risk in any geographic area. Receivables from financing activities generally relate to the agricultural, construction and truck businesses. CNH Industrial typically retains a security interest in the equipment or vehicle being financed. In addition, CNH Industrial may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.
A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data; an account is typically considered in default when they are 90 days past due.
CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.
Interim Condensed Consolidated Financial Statements at March 31, 2020 39

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses
CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, Europe, South America and Rest of World regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.
At March 31, 2020, the allowance for credit losses was impacted by a change in CNH Industrial's forward-looking macroeconomic factors and qualitative factors for CNH Industrial's estimates of the impact from COVID-19 pandemic. As this situation has rapidly evolved and is fluid, there is significant subjectivity in the assessment. CNH Industrial continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted.
Interim Condensed Consolidated Financial Statements at March 31, 2020 40

Allowance for credit losses activity for the three months ended March 31, 2020 is as follows:

	Three months ended March 31, 2020
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	68	5	220	293	35	1	123	159
Provision (benefit)	22	—	(3)	19	(4)	—	1	(3)
Charge-offs, net of recoveries	(4)	—	(16)	(20)	—	—	—	—
Transfers	3	3	(6)	—	1	—	(1)	—
Foreign currency translation and other	(8)	—	(11)	(19)	(2)	—	(6)	(8)
Ending balance	81	8	184	273	30	1	117	148
Receivables:
Ending balance	8,425	41	35	8,501	8,747	190	85	9,022

Allowance for credit losses activity for the three months ended March 31, 2019 is as follows:

	Three months ended March 31, 2019
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	103	4	212	319	32	2	130	164
Provision (benefit)	2	—	6	8	1	—	(5)	(4)
Charge-offs, net of recoveries	(6)	—	(5)	(11)	(1)	—	(1)	(2)
Transfers	—	3	(3)	—	(5)	(1)	6	—
Foreign currency translation and other	(1)	—	(4)	(5)	1	—	(3)	(2)
Ending balance	98	7	206	311	28	1	127	156
Receivables:
Ending balance	8,928	44	116	9,088	9,539	192	179	9,910

Allowance for credit losses activity for the year ended December 31, 2019 is as follows:

	Year ended Year ended December 31, 2019
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	103	4	212	319	32	2	130	164
Provision (benefit)	(5)	—	48	43	4	—	9	13
Charge-offs, net of recoveries	(8)	—	(41)	(49)	(1)	—	(17)	(18)
Transfers	(6)	1	5	—	(2)	(1)	3	—
Foreign currency translation and other	(16)	—	(4)	(20)	2	—	(2)	—
Ending balance	68	5	220	293	35	1	123	159
Receivables:
Ending balance	9,152	36	37	9,225	9,812	166	97	10,075

Interim Condensed Consolidated Financial Statements at March 31, 2020 41

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, CNH Industrial typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, CNH Industrial estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If, based on this review, concerns persist about the future ability of the borrower to meet its obligations, the TDR classification is not removed from the receivable.
As of March 31, 2020, CNH Industrial had 289 retail and finance lease contracts classified as TDRs where a court in North America has determined the concession. The pre-modification value was $9 million and the post-modification value was $8 million. Additionally, the Company had 334 accounts with a balance of $17 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of March 31, 2019, the Company had 264 retail and finance lease contracts classified as TDRs where a court in North America has determined the concession. The pre-modification value was $9 million and the post-modification value was $8 million. Additionally, the Company had 365 accounts with a balance of $17 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined.  As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended March 31, 2020 and 2019.
As of March 31, 2020, CNH Industrial had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $79 million and the post-modification value was $72 million. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended March 31, 2020.
As of March 31, 2020 and 2019, CNH Industrial’s wholesale TDRs were immaterial.

Transfers of financial assets
The Group transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 23 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.
Interim Condensed Consolidated Financial Statements at March 31, 2020 42

At March 31, 2020 and December 31, 2019, the carrying amounts of such restricted assets included in Receivables from financing activities are the following:

($ million)	At March 31, 2020	At December 31, 2019
Restricted receivables:
Retail financing and finance lease receivables	5,797	6,340
Wholesale receivables	7,151	7,266
Total restricted receivables	12,948	13,606
CNH Industrial has discounted receivables and bills without recourse having due dates beyond March 31, 2020 amounting to $183 million ($363 million at December 31, 2019, with due dates beyond that date), which refer to trade receivables and other receivables for $167 million ($336 million at December 31, 2019), and receivables from financing activities for $16 million ($27 million at December 31, 2019).
18. Other financial assets and Other financial liabilities
These items consist of derivative financial instruments measured at fair value at the balance sheet date.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.
In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
In the first quarter of 2020, the COVID-19 pandemic significantly impacted the economic environment. With regards to hedge accounting, CNH Industrial continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationship in place and to update its estimates concerning whether forecasted transactions can still be assumed to be highly likely to occur.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.
For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange derivatives, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and
▪changes in timing of the hedged transaction.
Interim Condensed Consolidated Financial Statements at March 31, 2020 43

Ineffectiveness related to these hedge relationships is recognized in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $77 million for foreign exchange contracts in the three months ended March 31, 2020. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income/(loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is approximately $36 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $6.9 billion at March 31, 2020 and December 31, 2019.

Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and
▪ differences in repricing dates between the swaps and the borrowings.
Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and its amount was insignificant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $40 million for interest rate derivatives in the three months ended March 31, 2020.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments, to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant in all periods presented.
All of CNH Industrial’s interest rate derivatives outstanding as of March 31, 2020 and December 31, 2019 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.1 billion and $5.5 billion at March 31, 2020 and December 31, 2019, respectively.
Interim Condensed Consolidated Financial Statements at March 31, 2020 44

As a result of the reform and replacement of specific benchmark interest rates, uncertainty remains regarding the timing and exact nature of those changes. At March 31, 2020, the notional amount of hedging instruments directly affected by the reform of benchmark interest rates is $971 million.
Financial statement impact of CNH Industrial derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives on other comprehensive income and profit or loss during the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
($ million)	2020	2019
Fair value hedges
Interest rate derivatives - Financial income/(expenses)	40	11
Gains/(losses) on hedged items - Financial income/(expenses)	(40)	(11)

Cash flow hedges
Recognized in Other comprehensive income (effective portion):
Foreign exchange derivatives	81	(62)
Interest rate derivatives	(15)	(9)

Reclassified from other comprehensive income (effective portion):
Foreign exchange derivatives - Net revenues	(1)	(5)
Foreign exchange derivatives - Cost of sales	(16)	(11)
Foreign exchange derivatives - Financial income/(expenses)	15	(11)
Interest rate derivatives - Cost of sales	(1)	(1)
Other derivatives - Cost of sales	—	—

Not designated as hedges
Foreign exchange derivatives - Financial income/(expenses)	141	(24)
The fair values of CNH Industrial’s derivatives as of March 31, 2020 and December 31, 2019 in the condensed consolidated statement of financial position are recorded as follows:

	At March 31, 2020		At December 31, 2019
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	74	(1)	37	(2)
Total Fair value hedges	74	(1)	37	(2)

Cash flow hedges:
Foreign exchange derivatives	111	(69)	17	(69)
Interest rate derivatives	8	(41)	7	(27)
Total Cash flow hedges	119	(110)	24	(96)
Total Derivatives designated as hedging instruments	193	(111)	61	(98)

Derivatives not designated as hedging instruments
Foreign exchange derivatives	28	(51)	12	(23)
Interest rate derivatives	—	—	—	—
Total Derivatives not designated as hedging instruments	28	(51)	12	(23)
Other financial assets/(liabilities)	221	(162)	73	(121)
Interim Condensed Consolidated Financial Statements at March 31, 2020 45

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency-based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.
19. Cash and cash equivalents
Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.
At March 31, 2020, this item included $854 million ($898 million at December 31, 2019) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing. At March 31, 2020, this item also included $210 million ($687 million at December 31, 2019) of money market securities and other cash equivalents.
20. Assets held for sale
Assets held for sale at March 31, 2020 and December 31, 2019 primarily included buildings.
21. Equity
Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of March 31, 2020, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,350,168,250 common shares outstanding, net of 14,231,946 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (387,951,166 special voting shares outstanding, net of 8,523,110 special voting shares held in treasury by the Company as described in the following), all with a par value of €0.01 each.
For more complete information on the share capital of CNH Industrial N.V., see Note 22 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2019.

Treasury shares
As of March 31, 2020, the Company held 14.2 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $152 million.
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program in place, on April 16, 2020, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 15, 2021). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. Buy-back of shares will be subject to a further resolution of the Board of Directors approving either further purchases under the program currently in place or the launch of a new program. In any event, such program may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
Capital reserves
At March 31, 2020 capital reserves, amounting to $3,238 million ($3,240 million at December 31, 2019), mainly consisted of the share premium deriving from the merger occurred in 2013 between Fiat Industrial and its majority owned subsidiary CNH Global.

Interim Condensed Consolidated Financial Statements at March 31, 2020 46

Earnings reserves
Earnings reserves, amounting to $6,829 million at March 31, 2020 ($6,935 million at December 31, 2019), mainly consist of retained earnings and profits attributable to the owners of the parent.
On March 3, 2020, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.18 per common share, totaling approximately €243 million (equivalent to approximately $267 million). Considering the challenges and the uncertainties associated with COVID-19 outbreak, as a precautionary measure, on April 6, 2020 the Company announced the decision to remove its dividend proposal from the agenda of the Annual General Meeting.

Other comprehensive income/(loss)
Other comprehensive income/(loss) consisted of the following:

	Three months ended March 31,
($ million)	2020	2019
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(2)	—
Net change in fair value of equity investments at fair value through other comprehensive income	3	—
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	1	—

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	66	(71)
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	3	28
Gains/(losses) on cash flow hedging instruments	69	(43)

Exchange gains/(losses) on translating foreign operations arising during the period	(484)	32
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—
Exchange gains/(losses) on translating foreign operations	(484)	32

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	(21)	(3)
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	(3)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(436)	(14)
Tax effect (C)	(11)	7
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(446)	(7)

Interim Condensed Consolidated Financial Statements at March 31, 2020 47

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended March 31,
	2020			2019
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(2)	(8)	(10)	—	—	—
Net change in fair value of equity investments at fair value through other comprehensive income	3	(1)	2	—	—	—
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	1	(9)	(8)	—	—	—

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	69	(2)	67	(43)	7	(36)
Exchange gains/(losses) on translating foreign operations	(484)	—	(484)	32	—	32
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	—	(21)	(3)	—	(3)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(436)	(2)	(438)	(14)	7	(7)
Total Other comprehensive income/(loss)	(435)	(11)	(446)	(14)	7	(7)
Share-based compensation
CNH Industrial recognized total share-based compensation expense of $5 million and $9 million for the three months ended March 31, 2020 and 2019, respectively.

22. Provisions
A summary of Provisions at March 31, 2020 and December 31, 2019 is as follows:

($ million)	At March 31, 2020		At December 31, 2019
Employee benefits		1,532		1,701
Other provisions:
Warranty and technical assistance provision	887		919
Restructuring provision	83		107
Investment provision	13		12
Other risks	1,920		2,048
Total Other provisions		2,903		3,086
Total Provisions		4,435		4,787
Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.
Provisions for Other risks include primarily provisions for contractual and commercial risks and disputes.

Interim Condensed Consolidated Financial Statements at March 31, 2020 48

Employee benefits
The following tables summarize the components of net benefit cost of CNH Industrial’s post-employment benefits for the three months ended March 31, 2020 and 2019:

	Pension plans		Healthcare plans		Other
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
($ million)	2020	2019	2020	2019	2020	2019
Service cost:
Current service cost	5	5	1	1	2	2
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	—	—	—
Total Service cost	5	5	1	1	2	2
Net interest expense	2	3	2	3	—	—
Other costs	2	2	—	—		—
Net benefit (income)/cost recognized to profit or loss	9	10	3	4	2	2
23. Debt
An analysis of debt by nature is as follows:

($ million)	At March 31, 2020		At December 31, 2019
Asset-backed financing		10,809		11,757
Other debt:
Bonds	7,733		7,796
Borrowings from banks	4,231		4,068
Payables represented by securities	776		1,178
Lease liabilities	416		449
Other	89		165
Total Other debt		13,245		13,656
Total Debt		24,054		25,413

Total Debt was $24,054 million at March 31, 2020, a decrease of $1,359 million compared to December 31, 2019. Excluding the impact of exchange translation differences, Debt decreased by $185 million as a result of the reduction in Financial Services secured debt and in payables represented by securities, partially offset by the increase in Borrowings from banks.

During the three months ended March 31, 2020, $33 million for the principal portion of Lease liabilities and $3 million for interest expenses related to lease liabilities were paid ($36 million and $4 million, respectively, were paid during the three months ended March 31, 2019).
The following table sets out a maturity analysis of Lease liabilities at March 31, 2020:

($ million)	At March 31, 2020	At December 31, 2019
Less than one year	118	126
One to two years	88	96
Two to three years	65	70
Three to four years	49	53
Four to five years	32	38
More than five years	118	125
Total undiscounted lease payments	470	508
Less: Interest	(54)	(59)
Total Lease liabilities	416	449
At March 31, 2020, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 7.0 years and 3.4%, respectively (6.9 years and 3.4%, respectively, at December 31, 2019).
Interim Condensed Consolidated Financial Statements at March 31, 2020 49

The following table shows the summary of the Group’s issued bonds outstanding at March 31, 2020:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes
CNH Industrial Finance Europe S.A.(1)	EUR	367	2.875%	September 27, 2021	402
CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	82
CNH Industrial Finance Europe S.A.(1)	EUR	316	1.375%	May 23, 2022	346
CNH Industrial Finance Europe S.A.(1)	EUR	369	2.875%	May 17, 2023	404
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.75%	September 12, 2025	712
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	110
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.875%	January 19, 2026	548
CNH Industrial Finance Europe S.A.(1)	EUR	600	1.75%	March 25, 2027	657
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	55
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.625%	July 3, 2029	548
CNH Industrial Finance Europe S.A.(1)	EUR	50	2.2%	July 15, 2039	55
Total Euro Medium Term Notes					3,919
Other Bonds
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	500	4.2%	January 15, 2024	500
CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.85%	November 15, 2027	500
CNH Industrial Capital Australia Pty. Limited	AUD	175	2.1%	December 12, 2022	107
Total Other bonds					3,707
Hedging effect and amortized cost valuation					107
Total Bonds					7,733
(1) Bond listed on the Irish Stock Exchange.
(2) Bond listed on the New York Stock Exchange.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 25 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2019.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaced an existing five-year €1.75 billion credit facility due to mature in 2021. As of February 28, 2020, CNH Industrial exercised the first of the two extension options. The facility is now due to mature in March 2025. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.2 billion at March 31, 2020 ($5.5 billion at December 31, 2019). Total committed secured facilities
Interim Condensed Consolidated Financial Statements at March 31, 2020 50

expiring after twelve months amounted to approximately $4.2 billion at March 31, 2020 ($4.1 billion at December 31, 2019), of which $0.9 billion was available at March 31, 2020 ($1.1 billion at December 31, 2019).
24. Trade payables
Trade payables of $4,908 million at March 31, 2020 decreased by $727 million from the amount at December 31, 2019.
25. Other current liabilities
At March 31, 2020, Other current liabilities mainly included $1,307 million of amounts payable to customers relating to repurchase price on buy-back agreements ($1,472 million at December 31, 2019), and $1,154 million of contract liabilities ($1,236 million at December 31, 2019), of which $602 million for future rents related to buy-back agreements ($658 million at December 31, 2019). Other current liabilities also included accrued expenses and deferred income of $546 million ($529 million at December 31, 2019).
26. Commitments and contingencies
As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Interim Condensed Consolidated Financial Statements.
Other litigation and investigation
Follow-up on Damages Claims: Iveco S.p.A., the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $448 million and $453 million at March 31, 2020 and December 31, 2019, respectively.
Interim Condensed Consolidated Financial Statements at March 31, 2020 51

27. Segment reporting
The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.
CNH Industrial has five operating segments:
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
▪Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brands dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brands dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment's business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
The CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA calculated using U.S. GAAP. CNH Industrial believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT under U.S. GAAP is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA under U.S. GAAP is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.
Interim Condensed Consolidated Financial Statements at March 31, 2020 52

The following table summarizes Adjusted EBIT under U.S. GAAP by reportable segment:

	Three months ended March 31,
($ million)	2020	2019
Agriculture	24	168
Construction	(83)	13
Commercial and Specialty Vehicles	(56)	51
Powertrain	31	96
Unallocated items, eliminations and other	(64)	(50)
Total Industrial Activities	(148)	278
Financial Services	110	131
Eliminations and other	—	—
Total Adjusted EBIT under U.S. GAAP	(38)	409
The following table summarizes Adjusted EBITDA under U.S. GAAP by reportable segment:

	Three months ended March 31,
($ million)	2020	2019
Agriculture	88	243
Construction	(70)	27
Commercial and Specialty Vehicles	58	177
Powertrain	60	128
Unallocated items, eliminations and other	(64)	(50)
Total Industrial Activities	72	525
Financial Services	173	197
Eliminations and other	—	—
Total Adjusted EBITDA under U.S. GAAP	245	722
A reconciliation from consolidated Adjusted EBITDA under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three months ended March 31, 2020 and 2019 is provided below:

	Three months ended March 31,
($ million)	2020	2019
Adjusted EBITDA under U.S. GAAP	245	722
Less:
Depreciation and amortization under U.S. GAAP	(155)	(169)
Depreciation of assets under operating lease and assets sold under buy-back commitments under U.S. GAAP	(128)	(144)
Adjusted EBIT under U.S. GAAP	(38)	409
Adjustments/reclassifications to convert from Adjusted EBIT under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Financial income/(expenses) under EU-IFRS	(54)	(72)
Development costs	(31)	(22)
Restructuring costs under EU-IFRS	(5)	(6)
Other adjustments	(6)	55
Total adjustments/reclassifications	(96)	(45)
Profit/(loss) before taxes under EU-IFRS	(134)	364

Interim Condensed Consolidated Financial Statements at March 31, 2020 53

Net income of Financial Services prepared under U.S. GAAP for the three months ended March 31, 2020 and 2019 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended March 31,
($ million)	2020	2019
Net income of Financial Services under U.S. GAAP (A)	80	95
Net Income (loss) of Industrial Activities under U.S. GAAP (B)	(54)	264
Eliminations and other (C)	(80)	(95)
CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	(54)	264
Adjustments to conform with EU-IFRS (E)(*)	(45)	7
Income tax (expense) under EU-IFRS (F)	35	(93)
Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) - (F)	(134)	364
(*) Details about this item are provided in Note 31 “EU-IFRS to U.S. GAAP reconciliation”.

Additional reportable segment information under U.S. GAAP
Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the three months ended March 31, 2020 and 2019, are provided below:

	Three months ended March 31,
($ million)	2020	2019
Agriculture	2,244	2,490
Construction	422	640
Commercial and Specialty Vehicles	2,021	2,414
Powertrain	753	1,036
Eliminations and other	(447)	(574)
Net sales of Industrial Activities	4,993	6,006
Financial Services	489	474
Eliminations and other	(21)	(23)
Total Revenues under U.S. GAAP	5,461	6,457
Difference(*)	(11)	(23)
Total Net Revenues under EU-IFRS	5,450	6,434
(*) Different classification of interest income of Industrial Activities
Depreciation and amortization under U.S. GAAP by reportable segment, together with a reconciliation to the corresponding EU-IFRS consolidated item for three months ended March 31, 2020 and 2019, are provided below:

	Three months ended March 31,
($ million)	2020	2019
Agriculture	64	75
Construction	13	14
Commercial and Specialty Vehicles	49	47
Powertrain	29	32
Eliminations and other	—	—
Total Industrial Activities	155	168
Financial Services	—	1
Total Depreciation and Amortization(*) under U.S. GAAP	155	169
Difference(**)	140	147
Total Depreciation and Amortization(*) under EU-IFRS	295	316
(*) Excluding depreciation of assets on operating lease and assets sold with buy-back commitment.
(**) Primarily amortization of development costs capitalized under EU-IFRS and depreciation of right-of-use assets under EU-IFRS.
Interim Condensed Consolidated Financial Statements at March 31, 2020 54

28. Fair value measurement
Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement:
▪Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
▪Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;
▪Level 3 — Unobservable inputs for the asset or liability.
This hierarchy requires the use of observable market data when available.
Assets and liabilities measured at fair value on a recurring basis
The following table presents, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis at March 31, 2020 and December 31, 2019:

		At March 31, 2020				At December 31, 2019
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity investments measured at fair value through other comprehensive income	(14)	—	—	108	108	—	—	108	108
Other non-current securities	(14)	1	—	—	1	1	—	—	1
Other financial assets	(18)	—	221	—	221	—	73	—	73
Money market securities	(19)	—	—	—	—	454	—	—	454
Total Assets		1	221	108	330	455	73	108	636
Other financial liabilities	(18)	—	(162)	—	(162)	—	(121)	—	(121)
Total Liabilities		—	(162)	—	(162)	—	(121)	—	(121)
Level 3 fair value measurement includes the investment in Nikola Corporation made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty Trucks. Refer to Note 14 for additional information on this investment.
No changes occurred to the balance of items categorized in Level 3 in the three months ended March 31, 2020 and 2019. In the same periods, there were no transfers between levels in the fair value hierarchy.
Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 18 “Other financial assets and Other financial liabilities”.
Assets and liabilities not measured at fair value
The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed statement of financial position at March 31, 2020 and December 31, 2019 are as follows:

		At March 31, 2020
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	8,260	8,260	8,291
Dealer financing	(17)	—	—	9,019	9,019	9,022
Finance leases	(17)	—	—	211	211	210
Other receivables from financing activities	(17)	—	—	100	100	100
Total Receivables from financing activities		—	—	17,590	17,590	17,623
Asset-backed financing	(23)	—	10,758	—	10,758	10,809
Bonds	(23)	4,849	2,631	—	7,480	7,733
Borrowings from banks	(23)	—	4,202	—	4,202	4,231
Payables represented by securities	(23)	—	764	—	764	776
Lease liabilities	(23)	—	—	416	416	416
Other debt	(23)	—	89	—	89	89
Total Debt		4,849	18,444	416	23,709	24,054

Interim Condensed Consolidated Financial Statements at March 31, 2020 55

		At December 31, 2019
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	8,935	8,935	8,984
Dealer financing	(17)	—	—	10,072	10,072	10,075
Finance leases	(17)	—	—	239	239	241
Other receivables from financing activities	(17)	—	—	129	129	129
Total Receivables from financing activities		—	—	19,375	19,375	19,429
Asset-backed financing	(23)	—	11,719	—	11,719	11,757
Bonds	(23)	5,435	2,743	—	8,178	7,796
Borrowings from banks	(23)	—	4,007	—	4,007	4,068
Payables represented by securities	(23)	—	1,180	—	1,180	1,178
Lease liabilities	(23)	—	—	449	449	449
Other debt	(23)	—	165	—	165	165
Total Debt		5,435	19,814	449	25,698	25,413
Receivables from financing activities
The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.
Debt
All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.
The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at period-end adjusted for the Group non-performance risk over the remaining term of the financial liability.
The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs.
Other financial assets and liabilities
The carrying amount of Cash at banks, Restricted cash, Other cash equivalents, Trade receivables, Other current assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.
29. Related party transactions
In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. and the companies that EXOR N.V. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.
As of March 31, 2020, based on public information available on the website of the Netherlands Authority for the Financial Markets and in reference to Company's files, EXOR N.V. held 42.2% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2020.
In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of
Interim Condensed Consolidated Financial Statements at March 31, 2020 56

the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its subsidiaries and affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three months ended March 31, 2020 and 2019.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (now FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in these Interim Condensed Consolidated Financial Statements as follows:

	Three months ended March 31,
($ million)	2020	2019
Net revenues	120	160
Cost of sales	56	113
Selling, general and administrative costs	24	33

($ million)	At March 31, 2020	At December 31, 2019
Trade receivables	4	4
Trade payables	55	83

Transactions with joint ventures
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in these Interim Condensed Consolidated Financial Statements as follows:

	Three months ended March 31,
($ million)	2020	2019
Net revenues	130	212
Cost of sales	90	104

($ million)	At March 31, 2020	At December 31, 2019
Trade receivables	81	103
Trade payables	49	44
At March 31, 2020 and December 31, 2019, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $141 million and $145 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.

Interim Condensed Consolidated Financial Statements at March 31, 2020 57

Transactions with associates
CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the three months ended March 31, 2020, revenues from associates totaled $34 million ($39 million in the comparable period of 2019) and cost of sales from associates totaled $2 million ($2 million in the comparable period of 2019). At March 31, 2020, receivables from associates amounted to $13 million ($17 million at December 31, 2019). Trade payables to associates amounted to $41 million at March 31, 2020 ($25 million at December 31, 2019). At March 31, 2020, CNH Industrial had provided guarantees on commitments of its associates for an amount of $276 million related to CNH Industrial Capital Europe S.a.S. ($276 million at December 31, 2019).
Transactions with unconsolidated subsidiaries
In the three months ended March 31, 2020 and 2019, there were no material transactions with unconsolidated subsidiaries.
Compensation to Directors and Key Management
The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated legal entities, and the notional compensation cost arising from stock grants awarded to certain Executive Directors and Officers, amounted to an expense of approximately $3 million and $3 million in the three months ended March 31, 2020 and 2019, respectively.
The aggregate expense incurred in the three months ended March 31, 2020 and 2019 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $5 million and $6 million, respectively. These amounts included the notional compensation cost for share-based payments.
30. Translation of financial statements denominated in a currency other than the U.S. dollar
The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Three months ended March 31, 2020		At December 31, 2019	Three months ended March 31, 2019
	Average	At March 31		Average	At March 31
Euro	0.907	0.913	0.890	0.880	0.890
Pound sterling	0.782	0.809	0.757	0.768	0.764
Swiss franc	0.968	0.966	0.966	0.997	0.995
Polish zloty	3.922	4.154	3.789	3.787	3.828
Brazilian real	4.459	5.203	4.020	3.766	3.904
Canadian dollar	1.344	1.425	1.299	1.330	1.335
Argentine peso(1)	64.271	64.271	59.870	43.100	43.100
Turkish lira	6.115	6.577	5.950	5.380	5.647
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. After the same date, transactions for entities with the Argentine peso as the functional currency were translated using the closing spot rate.

31. EU-IFRS to U.S. GAAP reconciliation
These Interim Condensed Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).
CNH Industrial reports quarterly and annual consolidated financial results in accordance with EU-IFRS for European listing purposes and for Dutch law requirements and in accordance with U.S. GAAP for SEC reporting purposes.
EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Interim Condensed Consolidated Financial Statements at March 31, 2020 58

Reconciliation of Profit

		Three months ended March 31,
($ million)	Note	2020	2019
Profit/(loss) in accordance with EU-IFRS		(99)	271
Adjustments to conform with U.S. GAAP:
Development costs	(a)	31	22
Other adjustments(1)	(b)	26	(32)
Tax impact on adjustments and other income tax differences(1)	(c)	(12)	3
Total adjustments		45	(7)
Net income (loss) in accordance with U.S. GAAP		(54)	264
(1) This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.

Reconciliation of Total Equity

($ million)	Note	At March 31, 2020	At December 31, 2019
Total Equity in accordance with EU-IFRS		7,314	7,863
Adjustments to conform with U.S. GAAP:
Development costs	(a)	(2,169)	(2,260)
Other adjustments	(b)	41	87
Tax impact on adjustments and other income tax differences	(c)	436	431
Total adjustments		(1,692)	(1,742)
Total Equity in accordance with U.S. GAAP		5,622	6,121

Description of reconciling items
Reconciling items presented in the tables above are described as follows:
(a)Development costs
Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.
(b)  Other adjustments
It mainly includes the following items:
▪Goodwill and other intangible assets: goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.
▪Defined benefit plans: the differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S.
Interim Condensed Consolidated Financial Statements at March 31, 2020 59

GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.
▪Restructuring provisions: the main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.
(c)  Tax impact on adjustments and other income tax differences
This item includes the tax effects of adjustments included in (a) and (b), primarily related to development costs, as well as other differences arising in the accounting of deferred tax assets and liabilities. The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2019. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.
32. Subsequent events
CNH Industrial has evaluated subsequent events through May 8, 2020, which is the date the condensed consolidated financial statements were authorized for issuance, and identified the following:
▪As previously announced, in light of the challenges and uncertainties associated with the COVID-19 situation, as a precautionary measure, the Board of Directors decided to withdraw the dividend distribution previously proposed for payment on May 5, 2020;
▪At the Annual General Meeting of shareholders held on April 16, 2020, the Company’s shareholders replaced the authorization for the Board of Directors to repurchase up to a maximum of 10% of the Company’s common shares issued as of the date of the AGM and approved the plan to award rights to subscribe for common shares in the capital of the Company to executive directors in accordance with Article 13.6 of the Company’s Articles of Association;
▪On April 29, 2020, CNH Industrial issued £600 million ($748 million) of commercial paper through the Joint HM Treasury and Bank of England’s COVID Corporate Financing Facility (CCFF). Furthermore, in Canada, CNH Industrial issued a new retail ABS transaction on April 23, 2020 for a total amount of C$465 million ($338 million).

Interim Condensed Consolidated Financial Statements at March 31, 2020 60